Exhibit 99.1

SaverOne Continues its European Expansion:

Signs New Distribution Agreement in Germany

Petah Tikvah, Israel, Jan. 13, 2025 (GLOBE NEWSWIRE) -- SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a technology leader in advanced transportation safety solutions, is pleased to announce a new distribution agreement with uniSmart Vertriebs GmbH (“uniSmart”), a prominent German-based distributor specializing in fleet safety and technology integration.

uniSmart, headquartered in Wendendelstein, provides solutions for logistics and transportation companies across Germany and abroad. The company resells, installs, and provides support for advanced fleet management and safety systems, including Webfleet technology, for a variety of fleet sizes and industries. uniSmart’s client base includes major national German transport operators and many medium-sized fleets.

Mr. Ori Gilboa, CEO of SaverOne, commented, “We continue our strong momentum and strategic expansion through Europe, now adding Germany to the list of countries in which we are strongly increasing our footprint. Germany represents significant potential, with one of the largest fleet markets in Europe, and this new agreement with uniSmart positions us well to address and provide a safety solution for driver distraction in this region. uniSmart’s commitment to leveraging technologies and safety-focused solutions align nicely with our mission to make roads safer everywhere. We welcome uniSmart to the SaverOne family of distributors and look forward to growing together.”

Mr. Nico Ullman, CEO of uniSmart Vertriebs GmbH, added, “We are very pleased to bring SaverOne’s innovative distraction prevention technology solution to our customers. Fleet safety remains a priority for our clients, and SaverOne’s system provides an important tool to reduce risks and improve compliance. We see strong potential for this technology throughout Germany and look forward to introducing it to our extensive customer network.”

Germany’s fleet market, with its robust logistics and transport sector, represents a significant opportunity for the adoption of safety-enhancing technologies. SaverOne’s solution effectively mitigates mobile phone-related distractions, offering fleet operators improved safety, operational efficiency, and reduced costs.

About the SaverOne System

SaverOne’s system is installed in vehicles to solve the problem of driver distraction, as a result of drivers using distracting applications on their mobile phones while driving in a way that endangers their safety and the safety of their passengers. This phenomenon is considered one of the leading causes of global road accidents. According to the US National Highway Traffic Safety Administration, the annual cost of road accidents just in the United States stands at about $870 billion each year, excluding the costs of serious injury or death, with a quarter of those accidents estimated to be related to the use of the mobile phones while driving. SaverOne’s technology specifically recognizes the driver area in the vehicle. It prevents the driver from accessing distracting applications such as messaging while allowing others (navigation as an example) without user intervention or consent, creating a safer driving environment.

SaverOne’s primary target markets include commercial and private vehicle fleets interested in reducing potential damages and significant costs, vehicle manufacturers interested in integrating safety solutions into their vehicles, and insurance and leasing companies. SaverOne initially addresses car fleets with a focus on the Israeli, European, and US markets and other markets worldwide. SaverOne believes that an increased focus on monitoring and prevention of cellular distraction systems in vehicles, driven by upcoming expected EU regulation, will likely have a dramatic positive impact on the demand for its systems in the future.

The Company’s strategy is to provide its technology to customers in the aftermarket and address OEM vehicle manufacturers to integrate the Company’s protection technologies during the vehicle manufacturing process.

About SaverOne

SaverOne is a technology company that designs, develops, and commercializes OEM and aftermarket solutions and technologies to lower the risk of and prevent vehicle accidents.

SaverOne’s initial product line is a suite of solutions that saves lives by preventing car accidents resulting from distraction from using mobile phones while driving. SaverOne is also developing a sensor system for early location and direction detection under all visibility conditions of vulnerable road users (VRU) through their cellphone footprint.

Learn more at https://saver.one/

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, besides those of historical fact, contained in this press release are forward-looking. Forward-looking statements contained in this press release include but are not limited to, statements regarding SaverOne’s strategic and business plans, technology, relationships, objectives, and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations, and financial performance and condition and may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions. However, not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks, and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions about future events that may not prove accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of our technology to substantially improve the safety of drivers; SaverOne’s planned level of revenues and capital expenditures and its ability to continue as a going concern; the success of the distribution agreement with uniSmart Vertriebs and SaverOne’s ability to further broaden products and services in the Germany and the rest of Europe; SaverOne’s ability to maintain its listing on the Nasdaq Capital Market; the ability of SaverOne’s technology to substantially improve the safety of drivers; its ability to market and sell its products; its plans to continue to invest in research and development to develop technology for both existing and new products; SaverOne’s intention to advance its technologies and commercialization efforts; SaverOne’s intention to use local distributors in each country or region in which it conducts business to distribute products or technology; SaverOne’s plan to seek patent, trademark and other intellectual property rights for products and technologies in the United States and internationally, as well as its ability to maintain and protect the validity of currently held intellectual property rights; SaverOne’s expectations regarding future changes in its cost of revenues and operating expenses; SaverOne’s expectations regarding its tax classifications; interpretations of current laws and the passage of future laws; acceptance of its business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which SaverOne operates; projected capital expenditures and liquidity; SaverOne’s intention to retain key employees, and its belief that it will maintain good relations with all employees; a resurgence of the COVID-19 pandemic and its impact on business and industry; as well as other risks and uncertainties, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 25, 2024  and in subsequent filings with the SEC. Forward-looking statements in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact:

Ehud Helft

+1 212 378 8040

saverone@ekgir.com